January 12, 2006

Via Facsimile (617) 832-7000 and U.S. Mail

William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA  02210

Re:	Neon Systems, Inc.
	Schedule TO-C filed December 20, 2005 and January 10, 2006;
	   Schedule TO-T filed December 29, 2005, each filed by Noble Acquisition Corp. and Progress Software Corporation
	SEC File No. 005-57737

Dear Mr. Kolb:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-C filed December 20, 2005

Forward-Looking Statements
1. We note in the joint press release dated December 20 (and in several other documents relating to the tender offer in the above-mentioned schedule and subsequent filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule TO-T filed December 29, 2005

Offer to Purchase

Terms of the Offer, page 12
3. We note your reference in the third paragraph of this section to conditions to the offer contained in an annex to the merger agreement. Please disclose those conditions in this offer document.
If the conditions in the merger agreement are the same as those already described in the offer document, please clarify this explicitly.

Certain Federal Income Tax Consequences, page 19
4. We note the subheading of your disclosure and the first sentence of the second paragraph of this section that sets forth "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Information Concerning the Company, page 22
5. We note the statements on page 23 that filings made by Neon Systems may be inspected and copied at our regional offices. Please note that our regional offices no longer provide such public reference services. Also please note the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Background of the Offer, page 25
6. Generally revise your disclosure to describe specifically the types of issues discussed during the negotiations of the parties. We note, for example, that on December 5 the legal representatives of each party discussed "unresolved" issues and that during the week of
December 12, the parties discussed "certain" outstanding issues.
7. Provide a description of the negotiations leading to the voting and tender agreements. Also, list the security holders that have agreed to tender their shares pursuant to those agreements, other than your officers and directors and Mr. Moores, and the shares held by each such party in an appropriate place in the offer document.
8. In connection with the voting and tender agreements, we note that you filed a Schedule 13D on December 29. As it appears that these parties may have formed a group, as defined by Rule 13d-5, with each security holder that is a party to a voting and tender agreement, please file an amendment to your filing including the security holders as filing persons.

Certain Conditions of the Offer, page 42
9. We note the subheading of this section that sets forth "certain" conditions of the tender offer. Please ensure that you discuss all conditions of the offer.
10. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time" in the penultimate paragraph of page 43. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.
Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Abby Adams, Special Counsel, at (202) 551-3262. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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William R. Kolb, Esq.
Foley Hoag LLP
January 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE